EXHIBIT 99.1

B Communications Announces Payment of Dividend

A dividend of NIS 0.73 per share was approved by the Company's Board of Directors

Ramat Gan, Israel - August 31, 2015 - B Communications Ltd. (NASDAQ and TASE: BCOM) announced today that in a meeting held on this date, the Board of Directors of the Company, declared a dividend of NIS 0.73 per share (approximately $0.19 according to the rate of exchange on August 31, 2015) and approximately NIS 22 million (approximately $6 million) in the aggregate.

The actual amount of dividends to be paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on September 16, 2015. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on September 16, 2015. The payment date will be September 29, 2015.

Doron Turgeman, CEO of B Communications said today: “The Board’s decision to distribute a dividend of NIS 22 million (approximately $6 million), as well as the decisions of the rating agencies to affirm our credit rating, reflects the significant improvements we have made to our capital structure. With our balance sheet in good shape, we believe now is the right time to return capital to our shareholders, while continuing to maintain sufficient resources to service our debt."

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman- Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Brad Nelson – KCSA

bnelson@kcsa.com/Tel: +1-212-896-1217